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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                              i-STAT CORPORATION
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                               (Name of Issuer)

               Common Stock, with a par value of $0.15 per share
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                        (Title of Class of Securities)

                                  450312 10 3
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                                (CUSIP Number)

         Ann O. Baskins, Vice President, General Counsel and Secretary
                            Hewlett-Packard Company
                         3000 Hanover Street, MS: 20BQ
                         Palo Alto, California  94304
                                (650) 857-3755
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 16, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

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  CUSIP NO. 450312 103                                     PAGE 2 OF 4 PAGES
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 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hewlett-Packard Company I.R.S. Identification No. 94-1081436
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [_]
                                                               (b) [_]

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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS
                                                                 WC
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]

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 6    CITZENSHIP OR PLACE OF ORGANIZATION

                                                                 DELAWARE
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                          SOLE VOTING POWER                                0
                     7
                     ---------------------------------------------------------

     NUMBER OF       8    SHARED VOTING POWER                              0
     SHARES
     BENEFICIALLY    ---------------------------------------------------------
     OWNED BY
     EACH            9     SOLE DISPOSITIVE POWER                          0
     REPORTING
     PERSON          ---------------------------------------------------------
     WITH
                    10    SHARED DISPOSITIVE POWER                         0

                    ----------------------------------------------------------
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                                 SCHEDULE 13D

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  CUSIP NO. 450312 103                                     PAGE 3 OF 4 PAGES
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           0

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.0%

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14  TYPE OF REPORTING PERSON                                               CO

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                                 SCHEDULE 13D

This Schedule 13D amends the first paragraph of Item 5 of Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by Hewlett-Packard Company on December 21, 1999. Capitalized terms used but not defined in this Amendment shall have the meaning set forth in Amendment No. 1:

Item 5.  Interest in Securities of the Issuer.

         The following paragraph amends and restates Item 5 of the Original
                                        ------------
Schedule 13D.

         Agilent Technologies disposed of the Shares on March 16, 2000. Therefore, Hewlett-Packard no longer has any dispositive power with respect to the Shares.

         Except as described in this statement, Hewlett-Packard has not effected any transactions in shares of i-STAT Common Stock during the last 60 days.
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                                 SCHEDULE 13D

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  CUSIP NO. 450312 103                                     PAGE 4 OF 4 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2000                     ANN O. BASKINS

                                   /s/  Ann O. Baskins
                                   -------------------------------
                                   Ann O. Baskins
                                   Vice President, General Counsel and Secretary